UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Natural Resource Partners L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P 10 3

(1)	Names of reporting persons S. Reed Morian
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,141,588
(6) Shared voting power 0
(7) Sole dispositive power 6,141,588
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 6,141,588 common units representing limited partnership interests
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.6%[1]
(12)	Type of reporting person IN

[1]	Based on 109,812,408 common units of limited partnership interests of the Issuer outstanding on November 7, 2013, the date for which common unit ownership is reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.

CUSIP No. 63900P 10 3

(1)	Names of reporting persons MOCOL Properties, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 600,972
(7) Sole dispositive power 0
(8) Shared dispositive power 600,972
(9)	Aggregate amount beneficially owned by each reporting person 600,972 common units representing limited partnership interests
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.5%[2]
(12)	Type of reporting person PN

[2]	Based on 109,812,408 common units of limited partnership interests of the Issuer outstanding on November 7, 2013, the date for which common unit ownership is reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.

CUSIP No. 63900P 10 3

(1)	Names of reporting persons Shadder Investments
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,448,625
(7) Sole dispositive power 0
(8) Shared dispositive power 3,448,625
(9)	Aggregate amount beneficially owned by each reporting person 3,448,625 common units representing limited partnership interests
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.1%[3]
(12)	Type of reporting person PN

[3]	Based on 109,812,408 common units of limited partnership interests outstanding of the Issuer on November 7, 2013, the date for which common unit ownership is reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013.

Item 1.

(a)	Name of Issuer

Natural Resource Partners L.P.

(b)	Address of Issuer’s Principal Executive Offices

601 Jefferson Street, Suite 3600, Houston, Texas 77002.

Item 2.

(a)	Name of Persons Filing

S. Reed Morian

MOCOL Properties, L.P.

Shadder Investments

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of Mr. Morian, MOCOL Properties, L.P. and Shadder Investments is 300 Jackson Hill Street, Houston, Texas 77007.

(c)	Citizenship

Mr. Morian is a citizen of the United States of America.

MOCOL Properties, L.P. is a Delaware limited partnership.

Shadder Investments is a Texas general partnership.

(d)	Title of Class of Securities

Common units representing limited partnership interests

(e)	CUSIP Number

63900P 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of common units of limited partnership interests of the Issuer that are beneficially owned by S. Reed Morian as of December 31, 2013 (all percentages reported in this statement on Schedule 13G have been calculated based on 109,812,408 common units of limited partnership interests outstanding of the Issuer on November 7, 2013, the date for which common unit ownership is reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013). Mr. Morian is (i) the president and sole stockholder of Shadder North, Inc., the general partner of MOCOL Properties, L.P., and (ii) the sole managing member of Morian Management LLC, the general partner of Shadder Investments.

(a)	Amount beneficially owned: 6,141,588 common units representing limited partnership interests of the Issuer.

(b)	Percent of class: 5.6%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,141,588

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,141,588

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014	/s/ S. Reed Morian
S. Reed Morian

Dated: January 15, 2014	MOCOL PROPERTIES, L.P.

	By:	SHADDER NORTH, INC.,
its general partner

	By:	/s/ S. Reed Morian
Name: S. Reed Morian
Title: President

Dated: January 15, 2014	SHADDER INVESTMENTS

	By:	MORIAN MANAGEMENT LLC,
its general partner

	By:	/s/ S. Reed Morian
Name: S. Reed Morian
Title: Managing Member